SPECIAL MEETING OF SHAREHOLDERS
On August 6, 2012, an Annual Meeting of Shareholders for the Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1 Election of Trustees:

Net Assets Voted  For  Judith M. Johnson    $302,453,713
Net Assets Voted  Withheld                  $ 23,116,269
Net Assets Voted  For  Leroy Keith, Jr.     $302,453,713
Net Assets Voted  Withheld                  $ 23,203,105
Net Assets Voted  For Donald C. Willeke     $302,453,713
Net Assets Voted  Withhold                  $ 22,273,056